Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

(1) POLL RESULTS OF 2022 FIRST EXTRAORDINARY GENERAL MEETING

AND

(2) APPOINTMENT OF DIRECTORS

AND CHANGE IN COMPOSITION OF BOARD COMMITTEES

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

POLL RESULTS OF EGM

The 2022 first extraordinary general meeting of the Company (the “EGM”) was held at 2:00 p.m. on Wednesday, 28 December 2022 at the No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC. The EGM was convened by the Board and was chaired and presided over by Mr. Ma Xu Lun, the Chairman of the Company. Save for independent non-executive Director Mr. Guo Wei and supervisor Mr. Lin Xiao Chun who did not attend the EGM due to other business arrangement, other Directors and supervisors of the Company attended the EGM. Some members of the senior management of the Company also attended the EGM. None of the resolutions proposed at the EGM was being vetoed or amended.

The total number of shares of the Company (the “Shares”) entitling the holders to attend and vote for or against the resolutions proposed at the EGM was 18,120,889,956 Shares. 31 shareholders of the Company (the “Shareholders”) and authorized proxies holding an aggregate of 13,597,732,146 Shares carrying voting rights, representing approximately 75.04% of the total number of voting Shares of the Company, were present at the EGM.

Number of Shareholders and authorized proxies attended the EGM	31
Of which: number of holders of A shares of the Company (the “A Shareholders”)	27
number of holders of H shares of the Company (the “H Shareholders”)	4
Total number of voting Shares held (Shares)	13,597,732,146
Of which: total number of Shares held by A Shareholders	10,350,612,770
total number of Shares held by H Shareholders	3,247,119,376
Percentage of the total number of voting Shares of the Company (%)	75.04
Of which: percentage of total number of Shares held by A Shareholders (%)	57.12
percentage of total number of Shares held by H Shareholders (%)	17.92

China Southern Air Holding Company Limited and its associates, who are directly and indirectly holding an aggregate of 12,053,304,972 Shares (representing approximately 66.52% of the issued share capital of the Company) as at the date of this announcement, are required to abstain from voting on the ordinary resolutions No. 3 to No.4 at the EGM. As such, China Southern Air Holding Company Limited and its associates had abstained from voting in relation to the respective resolutions as disclosed above.

Save as disclosed above, no Shareholder was required to abstain from voting on the resolutions at the EGM pursuant to The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”). There were no Shareholders who were entitled to attend but were required to abstain from voting in favor of the resolutions at the EGM pursuant to Rule 13.40 of the Listing Rules.

All resolutions as set out in the notice of the EGM were duly passed and the poll results are as follows:

Special Resolutions

1.	Resolution: The resolution regarding the purchase of 96 Airbus A320NEO family aircraft by the Company from 2024 to 2027

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,350,593,770	99.9998	18,900	0.0001	100	0.0001
H Shares	3,237,798,526	99.7129	171,600	0.0052	9,149,250	0.2819
Total	13,588,392,296	99.9313	190,500	0.0014	9,149,350	0.0673

2.	Resolution: The resolution regarding the purchase of 40 Airbus A320NEO family aircraft by Xiamen Airlines Company Limited

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	10,350,593,770	99.9998	18,900	0.0001	100	0.0001
H Shares	3,237,775,476	99.7122	176,600	0.0054	9,167,300	0.2824
Total	13,588,369,246	99.9311	195,500	0.0014	9,167,400	0.0675

Ordinary Resolutions

3.	Resolution: The resolution regarding the renewal of finance and lease service framework agreement entered into between the Company and China Southern Air Leasing Company Limited

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	946,125,334	99.9980	18,400	0.0019	100	0.0001
H Shares	583,672,990	91.9176	51,950	0.0081	51,270,400	8.0743
Total	1,529,798,324	96.7529	70,350	0.0044	51,270,500	3.2427

4.	Resolution: The resolution regarding the renewal of financial services framework agreement entered into between the Company and China Southern Airlines Group Finance Company Limited

Result: Passed

Details:

Types	For		Against		Abstain
	Votes	Percentage (%)	Votes	Percentage (%)	Votes	Percentage (%)
A Shares	883,327,748	93.3608	62,815,986	6.6391	100	0.0001
H Shares	413,796,177	65.1652	169,938,513	26.7621	51,260,650	8.0727
Total	1,297,123,925	82.0373	232,754,499	14.7206	51,260,750	3.2421

Ordinary Resolutions (by accumulative voting method)

Resolution		Number of votes	Percentage of the number of votes against the total number of votes with valid voting rights present at the EGM(%)	Whether elected or not
5.00	The resolution regarding the election of executive Directors for the 9th session of the Board of the Company:
5.01	The resolution regarding the election of Mr. Luo Lai Jun as an executive Director for the 9th session of the Board of the Company	13,532,494,849	99.5202	Yes
6.00	The resolution regarding the election of independent non-executive Directors for the 9th session of the Board of the Company:
6.01	the resolution regarding the election of Mr. Cai Hong Ping as an independent non-executive Director for the 9th session of the Board of the Company	13,521,811,458	99.4416	Yes

More than 2/3 of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolutions No. 1 to No. 2 at the EGM. More than 50% of the total valid voting rights held by attending Shareholders and authorized proxies were cast in favour of resolutions No. 3 to No. 4 at the EGM. Accumulative Voting was used in carrying out the voting and the counting of voting results in respect of Resolutions No. 5.00 and No. 6.00. As the votes cast for each of the candidates of Directors are more than half of the total number of Shares held by all Shareholders attending the EGM (before accumulation), all the candidates have been elected as directors.

According to the requirements of the Listing Rules, KPMG was appointed as the scrutineer in respect of voting at the EGM. (Note)

Lv Hui and Huang Kuangchun, PRC lawyers from Beijing Dentons Law Offices, LLP (Guangzhou), attended the EGM and issued legal opinion stating that the convening, holding and voting procedures of the EGM are in compliance with the PRC Company Law, the Regulation of the Shareholders’ General Meetings of a Listed Company and other relevant laws, regulations and normative documents, and the articles of association of the Company, and that the eligibility of the persons who attended or were present at the EGM and the convener are lawful and valid, and that voting results of the EGM and the resolutions passed at the EGM are lawful and valid.

Note: Scope of work of KPMG

The poll results were subject to scrutiny by KPMG, Certified Public Accountants, whose work was limited to certain procedures requested by the Company to agree the poll results summary prepared by the Company to poll forms collected and provided by the Company to KPMG. The work performed by KPMG in this respect did not constitute an assurance engagement made in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

APPOINTMENT OF DIRECTORS AND CHANGE IN COMPOSITION OF BOARD COMMITTEES

The Company is pleased to announce that Mr. Luo Lai Jun (“Mr. Luo”) is elected as an executive Director of the 9th session of the Board and Mr. Cai Hong Ping (“Mr. Cai”) is elected as an independent non-executive Director of the 9th session of the Board after approval by the Shareholders at the EGM and the said appointments took effect on the date of passing of the relevant resolutions at the EGM.

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Each of Mr. Luo and Mr. Cai will enter into a service contract with the Company and shall hold his office until the expiration of the term of the 9th session of the Board. The biographical details and the emolument information of each of Mr. Luo and Mr. Cai have been set out in the announcement of the Company dated 28 November 2022 and the circular of the Company dated 1 December 2022.

The Board would like to take this opportunity to welcome Mr. Luo and Mr. Cai to join the Board.

Save as disclosed above and the circular of the Company dated 1 December 2022, as at the date of this announcement, each of Mr. Luo and Mr. Cai (i) has not held any directorships in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years or any other major appointments and professional qualifications; (ii) has not had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; (iii) has not held any other position with the Group; and (iv) has not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

As at the date of this announcement, save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders in connection with the appointment of Mr. Luo and Mr. Cai as a Director, nor is there any other information to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

On 28 December 2022, the Board considered and approved (i) the appointment of Mr. Han Wen Sheng as the chairman, and Mr. Cai as the member of the Strategic and Investment Committee; and (ii) the appointment of Mr. Cai as the member of the Audit and Risk Management Committee. With effect from 28 December 2022, (i) Mr. Ma Xu Lun ceased to be the chairman, and Mr. Liu Chang Le ceased to be a member of the Strategic and Investment Committee; and (ii) Mr. Liu Chang Le ceased to be a member of the Audit and Risk Management Committee.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 December 2022

As at the date of this announcement, the directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive directors.

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